                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003


                       FLETCHER CHALLENGE FORESTS LIMITED


                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No     A


         (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 September 2003                       FLETCHER CHALLENGE FORESTS LIMITED
                                             ----------------------------------


                                             /s/ PM GILLARD
                                             --------------
                                             P M GILLARD
                                             SECRETARY

(FLETCHER CHALLENGE FORESTS LOGO)

                                  NEWS RELEASE

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).





                    CLARIFICATION OF NON-COMPLETION PAYMENTS

Auckland, 17 September 2003 - Fletcher Challenge Forests advised today, in response to market speculation, that the amount of the break fee payable up to 31 December 2003 to The Campbell Group LLC under the Letter of Intent previously disclosed to the market, is NZ$17 million. This amount is payable in the event the Company decides to enter into discussions with another party in relation to a possible sale of the Company's forest assets, and The Campbell Group elects to terminate the Letter of Intent on this basis.

In addition, the Letter of Intent contains the following non-completion payment obligations:

         o NZ$8.5 million if, following the signing of a Sale and Purchase Agreement, the Company's shareholders fail to approve the transaction, and

         o $NZ4.25 million if the parties fail to enter into a mutually agreed Sale and Purchase Agreement by 31 December 2003.

                                                                            Ends

TO:          BUSINESS EDITOR                From:                Paul Gillard
                                            Company Secretary & General Counsel

Fax/Email:   AUTO                           FLETCHER CHALLENGE FORESTS LTD

                                            Telephone:           64-9-571 9846
                                            Fax:                 64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.